PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307
Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

July 6, 2015
VIA FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn: Jennifer Gowetski

Re:	NAS Acquisition, Inc.
Post-Effective Amendment to Form S-1
Filed May 21, 2015
File No. 333-198776

Dear Sirs:

On behalf of NAS Acquisition, Inc. (the "Company"), we hereby submit our response to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated June 17, 2015. Our response has been numbered to be consistent with the Comment on the Comment Letter.
General

Comment 1.	Please revise to clarify how you intend to record the issuance of shares to On the Move Corporation (OTM) in the acquisition. Noting that its shareholders will own 82% of NAS Acquisition subsequent to the issuance, it appears that the transaction represents a reverse acquisition whereby OTM is the accounting acquirer.
Response:	We have made revisions on page 1 in response to your comment.
Comment 2.	Please provide updated financial statements for OTM in your next amendment.
Response:	We have included updated financial statements for OTM.

United States Securities and Exchange Commission
July 6, 2015

Comment 3.	In your next amendment please include audited financial statements for the two retail stores to be acquired by OTM at or before the merger with NAS, pursuant to Rule 8-04 of Regulation S-X, or tell us why you believe these financial statements are not required.
Response:	We have included audited statements of Revenues and Direct Expenses for the two retail stores. We have not, however, included audits of the statements of cash flows from operating, investing and financing activities, a statement of changes in equity and a balance sheet for the two retail stores. As described in Note 2-Basis of Presentation in the audited Statements of Revenue and Direct Expenses:
(i)	Preparation of a full set of financial statements is impracticable because of the difficulty in obtaining the information needed since some or all of it dates back to prior periods;
(ii)	The burden of obtaining the information outweighs the benefits it would provide

Further, since the only assets being acquired are certain intangibles and all other assets are included in the lease (with no liabilities being assumed), the omitted financial statements would not be informative.

Comment 4.	Please revise to include appropriate pro forma financial information reflecting the transactions described in the registration statement. Please ensure that you consider the requirements of preparing pro forma financial statements when the combining entities have different fiscal years.
Response:	We have included pro forma financial information reflecting the transactions described in the registration statement.
Comment 5.	Please revise the Exhibits to include a consent for the inclusion of the auditor's report on OTM's financial statements in this registration statement.
Response:	A consent has been included.

United States Securities and Exchange Commission
July 6, 2015

Calculation of Registration Fee

Comment 6.	Please note that the 2nd column should be a share quantity amount, not a dollar amount.
Response:	We have changed the second column.
Prospectus Cover Page

Comment 7.	Please revise your disclosure to clarify the status of Mr. Dotres' resale of 8,000,000 shares of common stock. For example, please clarify whether the secondary offering is ongoing or has terminated, and whether Mr. Dotres has sold any shares. Please note that any shares held by Mr. Dotres that are not sold in the registered offering prior to the close of the merger with On the Move Corporation will remain restricted securities, and that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met. Please acknowledge your understanding of the foregoing or advise.
Response:	Disclosure has been made to clarify the status of Mr. Dotres' resale of 8,000,000 shares and he understands the substance of Comment 7 as it relates to sales of his shares under Rule 144.
Reconfirmation Offering, page 1

Comment 8.	We note that your description of the share exchange agreement on pages 1 and 20 do not state what the On The Move shareholders will transfer to NAS Acquisition, Inc. as part of the agreement. Please revise the descriptions to disclose each party's transfer of common and preferred stock pursuant to the agreement
Response:	In response to your comment, revisions have been made on pages 1 and 20.
Comment 9.	We note your disclosure on page 1 that your near-term business plan is to expand to more than 25 retail stores by the end of 2015, and your disclosure on pages 20-21 indicating that you intend to expand by purchasing retail stores currently owned by Mr. Seewald. Please revise your disclosure throughout the registration statement to clarify, if true, that you have not entered into any agreements to purchase additional retail stores from Mr. Seewald, or any other individual, and that you do not have debt or equity financing arrangements in place to fund any additional acquisitions.

United States Securities and Exchange Commission
July 6, 2015

Response:	In response to your comment, revisions have been made on page 1 and 20 and elsewhere, where applicable.
Comment 10.	We note your disclosure on pages 1 and 20 that management has more than 90 years of collective experience. Please note that it is not appropriate to aggregate management's experience and revise your disclosure accordingly.
Response:	We have deleted the disclosure.
Use of Proceeds, page 2

Comment 11.	Please revise to show the net proceeds available to you after paying expenses related to the offering of your common stock.
Response:	Revisions have been made on page 2 in response to the comment.
Comment 12.	Please revise to provide a more detailed breakdown of the different categories of Working Capital for which you intend to use your total offering proceeds.
Response:	Revisions have been made on page 2 in response to the comment.
Comment 13.	Please revise to state whether any of the 10% of the deposited funds eligible for release under Rule 419 has been disbursed to the registrant to date. Please refer to Rule 419(e)(1)(ii)(B).
Response:	No funds have been released.
Dilution, page 3

Comment 14.	Please tell us how you determined your book value after the offering will be $18,000. We note that as of March 31, 2015, you net book value was a deficit of $6,272. Additionally, please revise your disclosure in the introductory paragraph that your net book value will be $.02 per share after the offering, as it appears it will be $.002 per share. Finally, please revise the amounts within your table to note that the book value per share after the offering will be zero, and that the Decrease in Investment to New Shareholders will be to $.02 per share.
Response:	Revisions have been made in response to the comment.

United States Securities and Exchange Commission
July 6, 2015

Information Assuming the Share Exchange is Consummated, page 13

Comment 15.	We note your tabular disclosure on page 14 indicating that the total number of shares of the Company to be owned by Messrs. Reitano, Seewald, and Parker will be 28,375,000. Please reconcile this with your disclosure that, pursuant to the share exchange agreement, 41,000,000 shares of your common stock will be issued to the On The Move shareholders or advise.
Response:	In response to your comment, please be advised that OTM has additional shareholders other than Messrs. Reitano, Seewald and Parker.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 16.	Please revise to provide the disclosure required by Item 303(a)(3) of Regulation S-K with respect to On the Move Corporation and the two Retail Stores.
Response:	Revisions have been made on page 22 in response to your comment.
Management Team of Acquisition Candidate, page 24

Comment 17.	Please confirm that the business experience of each of your executive officers and directors for the past five years is disclosed. For example, please clarify whether Mr. Reitano has owned and operated retail stores during the past five years, and whether he currently owns any such retail stores. Additionally, please clarify whether Mr. Parker still works at Current Marketing Group.
Response:	Revisions have been made in response to your comment.
OTM Risk Factors, page 28

Comment 18.	Please add a risk factor addressing On the Move Corporation's auditor's opinion that there is substantial doubt about On the Move Corporation's ability to continue as a going concern and place it at the beginning of the OTM Risk Factors section.
Response:	A risk factor has been added.

United States Securities and Exchange Commission
July 6, 2015

Comment 19.	Please include a risk factor to discuss, if true, that On the Move Corporation's officers and directors have no experience in running a public company. In addition, please include a risk factor to discuss the costs associated with being a public reporting company, and how you expect to finance such compliance costs.
Response:	Risk factors have been added.
Item 16 – Exhibits and Financial Statement Schedules, page II-2

Comment 20.	Please file your legal opinion with the next amendment.
Response:	The legal opinion has been filed as an exhibit.
Comment 21.	We note that the Amended and Restated Share Exchange Agreement and Plan of Reorganization, filed as Exhibit 10.A, references "Schedule 1.01(b)," but we cannot locate the schedule in the exhibit. We also note that the Amended and Restated Asset Purchase Agreement, filed as Exhibit 10.b, references various schedules, but we cannot locate any schedules in the exhibit. Please ensure that all schedules to your exhibits are filed along with each exhibit in the next amendment.
Response:	The Schedules have been added to the Amended and Restated Share Exchange Agreement and Plan of Reorganization. We have replaced the Restated Asset Purchase Agreement with a Second Amended and Restated Asset Purchase Agreement together with exhibits.
Comment 22.	Please identify which individual that has signed the registration statement is serving as your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures of Form S-1 for guidance.
Response:	Miguel Dotres is the principal financial officer and principal accounting officer.
On behalf of the Company, thank you for the courtesies extended by the Staff.
Sincerely,

/s/ Charles B. Pearlman
Charles B. Pearlman

CBP/sm

NAS Acquisition, Inc.
5881 NW 151st, Suite 216
Miami Lakes, FL 33014

July 6, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631
Re:	NAS Acquisition, Inc.
Post-Effective Amendment to Form S-1
Filed May 21, 2015
File No. 333-198776

Dear Sirs:
In connection with the Post-Effective Amendment to Form S-1 filed May 21, 2015 (File No. 333-198776) by NAS Acquisition, Inc. (the "Company"), the Company acknowledges that:
•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President